LAW OFFICES OF

DERENTHAL & DANNHAUSER LLP

1999 HARRISON STREET, 26th Floor

OAKLAND, CALIFORNIA 94612

(510) 350-3070

FACSIMILE: (510) 834-8309

November 10, 2015

BY EDGAR

Ms. Pamela A. Long

Assistant Director

Division of Corporation Finance – Mail Stop 4631

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ATEL 17, LLC (the “Company”)
Registration Statement on Form S-1
Filed May 4, 2015
File No. 333-203841

Dear Ms. Long:

Concurrently with this letter, we are filing pre-effective amendment no. 2 to the above referenced registration statement.

In a prior letter dated October 27, 2015, we provided a supplemental response to the one outstanding comment in your letter of October 14, 2015, addressed to Dean Cash, concerning the above referenced filing, with the intention of addressing that comment in a final prospectus. As discussed with the staff by telephone, the Company has proceeded to file pre-effective amendment no. 2 to update unaudited interim financial statements and prior performance information. Consequently, we revise our supplemental response to the comment in your October 14 letter, as set forth below.

Note 2 – Basis of Presentation and Significant Accounting Policies, page F-10

1.	Please revise to disclose the specific day in September that you evaluated subsequent events through. Refer to ASC 855-10-50-1 for guidance.

The Company includes in pre-effective amendment no. 2 unaudited interim balance sheet information for the Manager as of September 30, 2015, including updated footnotes to the balance sheet. The updated footnotes include a specific reference to the date through which subsequent events have been evaluated, November 10, 2015. See page F-11.

Ms. Pamela A. Long

November 10, 2015

In addition to updated unaudited interim financial information for the Manager, the amendment includes updated unaudited interim financial statements for the Company, updated sponsor track record information and other disclosure updates. The amendment also includes as exhibits to the registration statement updated consents of the auditors to the inclusion of their reports on the Company’s audited financial statements and the Manager’s audited balance sheet.

We would hope to have leave to request acceleration of effectiveness of the registration statement as soon as may be practicable, and look forward to the staff advising us when it has had the opportunity to review the amendment and clear the Company to request acceleration.

Please contact the undersigned with any questions or comments concerning this filing.

Very truly yours,

/s/ Paul J. Derenthal

Paul J. Derenthal

cc:	Tracey McKoy, Staff Accountant
Sherry Haywood, Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission

Mr. Dean L. Cash
Mr. Paritosh Choksi
Mr. Samuel Schussler
Vasco Morais, Esq.